[Company Letterhead]

LANGUAGE LINE, INC.

One Lower Ragsdale Drive

Monterey, CA 93940

May 5, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kenya Wright Gumbs

Re:	Language Line, Inc.

Item 4.01 Form 8-K

Filed April 28, 2006

File No. 333-118753

Ladies and Gentlemen:

On behalf of Language Line, Inc. (the “Company”) and in response to the letter (the “Comment Letter”) dated May 1, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Matthew T. Gibbs, the Company’s Chief Financial Officer and Director, enclosed please find the Company’s responses to the issues raised in the Comment Letter.

The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.

1. Staff Comment: Tell us in detail what steps have been taken to resolve material weaknesses identified and what progress has been made in that regard.

Response: The Company reported it had identified the following material weakness in its Annual Report on Form 10-K for the year ended December 31, 2004: “In connection with our merger transaction effected in 2004, certain loans to our Chief Executive Officer and Chief Financial Officer were modified to extend their maturities. These

Securities and Exchange Commission

Form 8-K

May 5, 2006

modifications were made when we were a private company not subject to the Act. In September, 2004, we became subject to the Act and as a result the loans may not have been compliant with the Act. In March 2005, in consultation with legal counsel, we implemented procedures to address the compliance matter related to these loans.”

A discussion of the resolution and conclusion of this material weakness follows:

Language Line Holdings, Inc. (the “Predecessor”) was a Delaware corporation formed in December 1999 as a holding company for Language Line, LLC (“LLC”) and its subsidiaries. The Predecessor was acquired on June 11, 2004 by Language Line, Inc. (“LLI”) a Delaware corporation formed in April 2004. Language Line Acquisition, Inc. is the parent of LLI . Subsequent to the acquisition of the Predecessor, Language Line Acquisition, Inc., an indirect wholly-owned subsidiary of Language Line Holdings, LLC, was renamed Language Line Holdings, Inc. (“LLHI”). On June 11, 2004, LLI, an indirect subsidiary of ABRY Partners acquired the Predecessor in a merger transaction (the “Merger”).

In 2001, the Predecessor loaned $995,000 to an officer in exchange for a note receivable (“Note A). Note A was secured by the party’s primary residence. In 2002, the Predecessor loaned $100,000 to another officer in exchange for a note receivable (“Note B”). The note is secured by the Language Line Holdings, LLC common stock. In connection with the Merger, both of these loans were modified to extend their maturities. These modifications were made when LLI was a private company not subject to the Act. In September, 2004, LLI became subject to the Act and as a result the loans may not have been compliant with the Act. To address this matter, on April 13, 2005, $1,095,000 was distributed from LLI in the form of a dividend to its parent, LLHI. LLHI then distributed in the form of a dividend that same amount to its parent, Language Line Holdings III, Inc. (the “Parent”). Parent then made new loans to the executives in the same amount as the loans held by LLI. The loans held by LLI were simultaneously repaid in full by the officers. Each of the dividends and loans mentioned above that occurred on April 13, 2005

Securities and Exchange Commission

Form 8-K

May 5, 2006

were effected in non-cash transactions. This action required a waiver from the lenders party to LLI’s credit agreement, which was obtained on April 13, 2005. On May 18, 2005, a capital contribution in the amount of $995,000 was made by the Parent to LLHI when the one officer liable for Note A repaid his loan to the Parent.

The Company reported on its Annual Report on Form 10-K for the year ended December 31, 2005 that it had identified a material weakness relating to controls over the calculation and reporting of interest expense and the related financial statement disclosures, which resulted in (a) certain errors that were identified and corrected prior to the issuance of its consolidated financial statements as of December 31, 2005 and (b) the restatement of its consolidated balance sheet as of December 31, 2004 related to the erroneous classification of long-term debt, which error is deemed to have resulted from a material weakness in the financial controls over the reporting process.

A discussion of the resolution and conclusion of these material weaknesses follows:

(a) The Company has implemented procedures whereby it confirms the interest rate with the lender party to the Credit Facility at every quarter end, which interest rate calculation is subsequently reviewed by the Company’s Controller, with a final review undertaken by the Company’s Chief Financial Officer.

(b) Subsequent to the issuance of the Company’s 2004 consolidated financial statements, management determined that $11.4 million of long-term debt as of December 31, 2004 should have been classified as current. Per the terms of the Company’s senior secured credit facility (the “Credit Facility”), the Company was required to make an additional $11.8 million principal payment in March 2005 due to deemed excess cash flow based on its financial results for the year ended December 31, 2004. The accelerated principal payment caused a slight decrease in the total principal payment that would have otherwise been required to be paid during the year. As a result, the accompanying consolidated balance sheet as of December 31, 2004 was restated to reflect the $11.4 million principal payment as a current liability. Per the terms of the Credit Facility, the Company is required to determine its excess cash flow amount. This amount is calculated by the Controller and reviewed by the Chief Financial Officer to determine whether to classify the amount as a current or long-term liability. Pursuant to this process, the Company has determined that such amount will always be classified as a current liability, thus eliminating the potential for future erroneous classification of such debt and therefore the need to restate the Company’s consolidated balance sheet for the classification of this amount.

Securities and Exchange Commission

Form 8-K

May 5, 2006

2. Staff Comment: Refer to your discussion of the restatement of your consolidated balance sheet as of December 31, 2004. As it appears that you have not already done so, please file a Form 8-K, under Item 4.02, reporting this restatement.

Response: The Company has filed a Form 8-K under Item 4.02 on May 5, 2006 reporting the restatement of its consolidated balance sheet, pursuant to the Staff’s comment.

3. Staff Comment: Please amend your filing to include a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K. See Item 4 of Form 8-K and Item 304 of Regulation S-K.

Response: The Company has filed an amended Form 8-K on May 1, 2006 including a letter from its former accountants indicating that the accountants agree with the Company’s disclosures in the Form 8-K, pursuant the Staff’s comment.

4. Staff Comment: When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Response: The Company has filed a Form 8-K under Item 4.01(b) on May 4, 2006 reporting the engagement of a new accounting firm.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing on Form 8-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

Form 8-K

May 5, 2006

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact Joshua N. Korff of Kirkland & Ellis LLP at (212) 446-4943.

Sincerely,

/s/ Matthew T. Gibbs
Matthew T Gibbs II
Chief Financial Officer and Director

cc:	Joshua N. Korff, Esq. (Kirkland & Ellis LLP)